

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Via E-mail
Mr. Dean A. McCoy
Senior Vice President and
  Chief Accounting Officer
National Beverage Corp.
8100 SW Tenth Street
Suite 4000
Fort Lauderdale, FL 33324

> **Re:**   **National Beverage Corp.**
> **Form 10-K for the Year Ended April 30, 2011**
> **Filed July 14, 2011**
> **File No. 001-14170**

Dear Mr. McCoy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2011

Notes to Consolidated Financial Statements, page 22

9. Stock-Based Compensation, page 29

1. Please tell us how you considered your special cash dividends of $106,314,000 in 2011 and $62,295,000 in determining your expected dividend yield percentage of 4.3% for fiscal 2011 and 4% for fiscal 2010.

<u>10. Commitments and Contingencies, page 31</u>

2. We note your $11.3 million guarantee for the residual value of certain leased equipment and that the lease term expires in July 2012. Please tell us how you have accounted for this guarantee of residual value under ASC 840-20-25 and ASC 460-10-30-2b specifically addressing whether the payments are included in the rentals charged to expense over the lease term and if you have recognized the estimated fair value of the guarantee liability at the lease inception. Also provide draft disclosure to be included in a future filing that addresses the disclosure requirements in ASC 460-10-50-4, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining